SECURITIES AND EXCHANGE COMMISSION,

                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 4)

              -----------------------------------------------------

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                       (Name of Subject Company (Issuer))

              -----------------------------------------------------

                               FUR INVESTORS, LLC
                        (Names of Filing Persons-Offeror)

              -----------------------------------------------------

         Common Shares of Beneficial Interest, par value $1.00 per share
                         (Title of Class of Securities)

              -----------------------------------------------------

                                    337400105
                      (CUSIP Number of Class of Securities)

              -----------------------------------------------------

                              Mr. Michael L. Ashner
                               FUR Investors, LLC
                             100 Jericho Quadrangle
                                    Suite 214
                             Jericho, New York 11753
                                 (516) 422-0023
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                              Mark I. Fisher, Esq.
                          Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8877

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction
Valuation* $11,500,000                              Amount of Filing Fee $2,300
--------------------------------------------------------------------------------

* For the purposes of calculating amount of filing fee only. This amount assumes the purchase of 5,000,000 common shares of beneficial interest of First Union Real Estate Equity and Mortgage Investments at a purchase price of $2.30 per share.

|X|   Check the box if any part of the fee is offset as provided by Rule 0- 11
      (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $2,300                Filing Party: FUR Investors, LLC
Form or Registration No.: Schedule TO           Date Filed:   December 1, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

      This Amendment No. 4 amends the Tender Offer Statement on Schedule TO filed on December 1, 2003 as amended by Amendment Nos. 1, 2 and 3 filed on December 10, 2003, December 12, 2003 and December 30, 2003, respectively, by FUR Investors, LLC, a Delaware limited liability company (the "Purchaser") relating to an offer by the Purchaser to purchase common shares of beneficial interest, par value $1.00 per share ("Common Shares") of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 1, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase, as amended to date, and the related Letter of Transmittal is incorporated in this final Amendment No. 4 by reference in answer to all of the Items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction

      Item 4 is hereby supplemented and amended as follows:

      The Offer expired at midnight, New York City time, on Monday, December 29, 2003. Based on the final count by the depositary for the Offer, 15,769,184 Common Shares were properly tendered and not withdrawn. The Purchaser will purchase 5,000,000 Common Shares, resulting in a proration factor of 31.70746% of the shares tendered.

Item 11. Additional Information

      Item 11 is hereby supplemented and amended as follows:

      On January 2, 2003, the Purchaser issued a press release announcing the final results of the Offer. A copy of the press release is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

Item 12. Materials to be Filed as Exhibits.

      Item 12 is hereby supplemented as follows:

      (a)(11) Text of Press Release of the Purchaser, dated January 2, 2004.


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  FUR Investors, LLC


                                                  By: /s/ Michael L. Ashner
                                                      --------------------------
                                                  Name:  Michael L. Ashner
                                                  Title: Manager

                                                  January 2, 2004
                                                  ---------------
                                                  Date


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

                                    Exhibits

Exhibit (a)(11)         Press Release of FUR Investors, dated January 2, 2004


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